UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. __________)1

                          Scientific Learning Corporation
                                 (Name of Issuer)

                                   Common Stock
                           (Title of Class of Securities)

                                     808760 10 2
                                    (CUSIP Number)

                                  February 14, 2000
             (Date of Event Which Requires Filing of this Statement)


1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760 10 2


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LF SL Holding LLC (Federal i.d. no. 13-4039364)


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  555,555
 NUMBER OF
  SHARES
BENEFICIALLY    6   Shared Voting Power:  Not applicable
  OWNED
    BY
   EACH         7   Sole Dispositive Power:  555,555
 REPORTING
  PERSON
   WITH         8   Shared Dispositive Power: Not applicable


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   555,555


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)                                       / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   5.3%


12   TYPE OF REPORTING PERSON*      PN



                        *SEE INSTRUCTION BEFORE FILLING OUT!

                               SCHEDULE 13G


Item 1(a).   Name of Issuer:

             SCIENTIFIC Learning Corporation

Item 1(b).   Address of  Issuer's Principal Executive Offices:

             1995 University Avenue
             Suite 400
             Berkeley, California  94704

Item 2(a).   Name of Persons Filing:

            LF SL Holding LLC

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             30 Rockefeller Plaza, 63rd Floor
             New York, New York 10020

Item 2(c).   Citizenship:

                                                               Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             808760 10 2

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

            (a) / / Broker or dealer registered under Section 15 of the Act.

           (b) / /  Bank as defined in section 3(a)(6) of the Act.

           (c) / / Insurance company as defined in Section 3(a)(19) of the Act.

           (d) / / Investment company registered under Section 8 of the Investment Company Act.

           (e) / / An investment adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1 (b)(1)
                    (ii)(F)

           (g) / /  Parent Holding Company in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

           (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H) Not applicalbe

Item 4.  Ownership.

         (a)  Amount Beneficially Owned

             LF SL Holding, LLC ("LFSL") is a Delaware limited liability corporation.

             LFSL has sole voting and dispositive power with respect to 555,555 shares of Common Stock.


         (b) Percent of Class

                            See Item 11 of cover page.

         (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote

                            See Item 5 of cover page.

                  (ii)   shared power to vote or to direct the vote

                            See Item 6 of cover page.

                  (iii)  sole power to dispose or to direct the disposition of

                            See Item 7 of cover page.

                  (iv) shared power to dispose or to direct the disposition of

                            See Item 8 of cover page.

Item 5.  Ownership of Five Percent or Less of a Class

             Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable

Item 8.  Identification and Classification of Members of the Group.

              Not applicable

Item 9.  Notice of Dissolution of Group.

              Not applicable

Item 10. Certification

              Not applicable

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             LF SL HOLDING, LLC

                                             By: /s/ David A. Tanner
                                                --------------------------
                                                Name:  David A. Tanner
                                                Title: Authorized Person

Dated:  February 14, 2000